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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                SCHEDULE 13D/A
                              (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           SYNTHETIC INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    871914107
                                 (CUSIP Number)

                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   December 14, 1999
       (Date of Event Which Requires Filing of Statement on Schedule 13D)


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         This Amendment No. 2 amends the Statement on Schedule 13D (as amended, this "Statement") initially filed on November 15, 1999 on behalf of Sipco Limited, a Cayman Islands corporation ("Sipco"), Investcorp S.A., a Luxembourg corporation ("Investcorp"), SIND Holdings, Inc., a Delaware corporation ("Parent"), and SIND Acquisition, Inc., a Delaware corporation ("Purchaser"), to report Sipco's, Investcorp's, Parent's and Purchaser's acquisition of beneficial ownership in excess of 5% of the common stock of Synthetic Industries, Inc. (the "Company") as a result of Parent and Purchaser entering into a Stockholder Agreement with Synthetic Industries, L.P. (the "Stockholder") on November 5, 1999. In connection with the Stockholder Agreement, Purchaser has commenced an offer to purchase all outstanding shares of the Company's common stock (collectively, the "Shares") at a price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


Item 5.    Interest in Securities of the Issuer

         Item 5 is hereby amended by adding the following information thereto:

         "At 5 p.m., New York City time, on December 13, 1999, the Offer expired. A total of 8,572,248 Shares were purchased pursuant to the Offer, representing approximately 98% percent of the outstanding Shares.


         On December 14, 1999, pursuant to the Agreement and Plan of Merger, dated as of November 5, 1999, by and among Parent, Purchaser and the Company, Purchaser merged with and into the Company in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares held by the Company, Purchaser, Parent or any subsidiary of Parent or the Company and Shares as to which appraisal rights have been properly exercised) was converted into the right to receive $33.00 in cash."

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                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIND ACQUISITION, INC.

                                      By:  /s/ Christopher J. O'Brien
                                           ---------------------------------
                                           Name:    Christopher J. O'Brien
                                           Title:   President

Dated:  December 17, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIND HOLDINGS, INC.

                                      By:  /s/ Christopher J. O'Brien
                                           ---------------------------------
                                           Name:    Christopher J. O'Brien
                                           Title:   President

Dated:  December 17, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INVESTCORP S.A.

                                      By:  /s/ Lawrence B. Kessler
                                           ---------------------------------
                                           Name:    Lawrence B. Kessler
                                           Title:   Authorized Representative

Dated:  December 17, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIPCO LIMITED

                                      By:  /s/ Gary S. Long
                                           ---------------------------------
                                           Name:    Gary S. Long
                                           Title:   Director

Dated:  December 17, 1999

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